EXHIBIT (c)(6)


          First I want to thank all counsel very much for the very excellent briefs that have been submitted, the pleadings that have been submitted in this matter, the very fine presentations that have been made on behalf of their respective clients. I'm sorry that we are pressed for time and have been throughout this whole proceeding. That's the way preliminary injunction applications always seem to have to operate.

          This is an important matter. As I said, I think that even though I won't be citing a lot of cases or anything of that sort, I think that it's more important that I make the decision now so that the parties will have whatever appellate rights they may have and have them promptly.

          I say it is an important matter. Wasn't it Everett
Dirksen who used to say "a billion dollars here and a billion dollars there and pretty soon you're talking about real money"?
Well, that's what this case seems to be.

          First, it's here in Federal Court because of claimed Williams Act violations. The purpose of the Williams Act as to tender offer, as I understand it at least, is to assure that there is adequate and fair and full information provided to shareholders so that they will be able to have an informed basis upon which to decide whether



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to tender their shares, hold their shares or perhaps sell them on the open market.

          Plaintiffs have presented evidence and arguments that certain of the information constituted either misstatements of fact or omitted information that it was necessary to make in order that the information that was provided was not misleading.

          Most of those contentions, quite frankly, appear to me to be what is generally called nitpicking or insignificant matters. Even if there were questions about the original tender offer, I am convinced that the amendments that were provided were clearly adequate to correct any deficiencies. Certainly all of the shareholders have been literally deluged in the last few weeks with information about the proposed CSX Conrail merger agreement and the CSX and competing Norfolk shareholders will have in aggregate less than a controlling interest and it apparently would be approximately one-third stake in the newly-merged corporation.

          Some of the information that plaintiffs contend must be included would indeed make the information so voluminous that shareholders would be inundated, and that has also been held to be improper. The tender offers that have been provided to the shareholders with the accompanying



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documents already take several hours of careful study to read, and that's without any of the attached exhibits.

          The only relief that ordinarily would be granted or could be granted would be to enjoin the tender offer going forward until and unless proper amendments were provided to the shareholders, and to extend the period of time that the tender offer should remain open.

          Of course that is one of the primary things and that is what the plaintiffs seek by way of this preliminary injunction. To do that, it seems to me, that such preliminary injunction would have to spell out in detail exactly what deficiencies would need to be corrected. And as I understand it, at least the primary contentions now are that it did not sufficiently spell out how Lazard & Freres and the other financial institution that provided an opinion as to a fair valuation or fair pricing reached their conclusions and that it did not contain sufficient Southern tender offers.

          In addition there has been significant coverage in the financial and news sections of many of the newspapers. Obviously I would concede of course that even though other information was provided in the papers and news media that the Williams Act does require that the tender offeror and the responding target corporation provide full and adequate



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information. And therefore it there were incorrect statements made in the tender offer or in the responding information by the target corporation, it would not necessarily be corrected because there was other public information to the contrary or that would have corrected those statements.

          However it is hard for me to conceive of any interested shareholder being misled in any way by the information provided by either CSX or Conrail in their respective public disclosures or lack of information.

          Although I agree that the persistent and repeated reference by both CSX and Conrail that the proposed merger will be a merger of equals is somewhat indefinite in its meaning, certainly any reasonable shareholder would recognize this terminology as being a statement of opinion and that the assertion could be made in good faith notwithstanding the rather obvious fact that if this merger proposal as contemplated in the merger agreement goes through, Conrail information as to all of the factors that were taken into consideration and how they arrived at what the synergies, what savings will be brought about by the synergies.

          I don't think that those details, since they do state in the information given what those total savings will



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be or what they are projected to be, it seems to me that going into further detail as to that would be certainly not required under the Williams Act.

          I am not convinced that the plaintiffs have established that they are likely to succeed on any of their Williams Act claims, particularly in light of all of the disclosures that have been made to the shareholders.

          Therefore, the motions for preliminary injunction for violations of the Williams Act against the CSX tender offer going forward will be denied.

          I might add, of course, that most of the complaints about the information that has been given is the information that was provided by Conrail in its -- as a target in its responses, whereas the tender offer is actually being made by CSX. I'm not suggesting that that makes any particular difference, but I think that it may have some significance as to whether or not the information provided by CSX complies with the Williams Act.

          There is also a question of irreparable harm. Now, it is my understanding that in Williams Act cases where there is a Williams Act violation that it is appropriate under certain conditions to enjoin the tender offer going forward. So I don't think there need be shown any further irreparable harm ordinarily in an injunction based on



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Williams Act violations other than the violation itself. As I say, however, it is my conclusion that on the basis of all of the evidence that's been presented that there is no Williams Act violation and certainly it's not so clear that a preliminary injunction should be entered.

          Plaintiffs also seek to jettison the merger agreement proceeding because they claim that the board of directors of Conrail have violated their fiduciary duties to Conrail shareholders. Defendants counter by contending that all actions they have taken and intend to take are strictly in accordance with the law. These claims of course are all based on state law and because Conrail's incorporated in and has its principal place of business in Pennsylvania, it seems clear and I believe everyone agrees that Pennsylvania corporate law applies as to the duties of corporate directors and the rights of the shareholders in this particular case.

          In substance, as I understand it, plaintiff's primary arguments are founded on the contention that the so-called two-tiered back-ended merger is illegal under Pennsylvania law because it unfairly coerces the shareholders to tender their shares to CSX -- or rather I believe it's actually Green Acquisition Corporation, but I'm using those two corporations interchangeably. It coerces



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them to do so in fear that if they fail to tender their shares they will receive less consideration in the later exchange of CSX stock for Conrail stock. That is, that the back end portion or the 60 percent stock that would be exchanged -- of Conrail stock that would be exchanged in the back end of the deal would not be worth the amount that is presently offered for the front end which is $110 a share.

          Until the merger actually goes through, if it does, the actual amount or valuation of the back end cannot be accurately determined. CSX stock has apparently -- may advance or it may decline in the open market prior to the time that the exchange actually takes place. And we really have no way of knowing what that is. There are ways of valuing it as of today's market value, and it would seem clear that if you apply today's market value and using the formulas that economists like to use of the value of money and so on, reducing it and so on, it would appear that the back end would not be worth the $110.

          That, however, as I see it does not make the matter inherently unfair, unlawful or coercive as that term is being used. By statute under the so-called Pennsylvania business corporation law that was enacted, most recently enacted or amended in 1990, the general duties of directors is set forth in Section 1712 which imposes a fiduciary



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obligation on directors to perform their duties in a good-faith manner as directors believed to be in the best interests of the corporation. I note that this duty is to the corporation; not necessarily to the shareholder. These duties must be performed with such care including reasonable inquiry, skill and diligence as a person of ordinary prudence under similar circumstances would exercise.

          In doing this, directors by statute may rely on information from officers and employees of the corporation which the directors reasonably believe to be competent and reliable, including also attorneys, CPAs and corporate committees.

          The express fiduciary duties are further spelled out in subchapter B. Section 1715 expressly and perhaps uniquely provides that directors may consider all groups that may be affected by their actions, including shareholders, employees, customers, communities in which the corporate offices and facilities are located and may consider both the short-term and the long-term interests of the corporation. I note in this regard that under the merger agreement and/or probably the Norfolk Southern which I'll refer to as NS tender offer Conrail will probably no longer exist as an independent stand-alone corporate enterprise.



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          In addition, directors may consider the resources, intent
and conduct, both past and potential, of any party seeking to acquire control. Section 1715(b) expressly provides that in considering the best interests of the corporation or the effects of any action, the directors are not required to consider the interests of any group, obviously including shareholders, as a dominant or controlling factor, nor does it specify how those interests shall be quantified or weighed by the corporate directors.

          Section 1715(c) further qualifies directors' obligations by expressly providing that the director's fiduciary duties shall not be deemed to require directors to, one, redeem any rights under or to modify or render inapplicable any shareholders' rights plans. I understand that as meaning that the directors cannot be compelled under the rubric of performing their fiduciary duties to redeem the so-called poison pill plan that will become applicable in this case if NS acquires more than 10 percent of Conrail stock.

          This section to me says that the Court may not through a mandatory injunction compel a redemption of the poison pill as to Norfolk Southern. Notwithstanding that under the merger agreement the poison pill will not become



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applicable to CSX acquisition when it acquires more than 10 percent of the Conrail stock.

          Section 1715(c)2 provides that the directors' fiduciary duties shall not be deemed to require them to render inapplicable or make determinations under subchapter E relating to control transactions. In this case, the proposed opt-out of subchapter E insofar as applicable to the CSX-Conrail merger. In other words, the directors shall not be deemed to require them to render inapplicable the proposed opt-out of subchapter E insofar as applicable to this merger, and that would, I believe, include also the proposed tender offer by -- or the tender offer rather by NS.

          Subchapter F relating to business combinations between an acquiring party and the corporation acquired; again, one of the things that the plaintiffs want to have the Court enjoin. And also it does not require that subchapter F not be applicable to NS because the merger agreement will make inapplicable subchapter F as to CSX. In other words, as I read the statute, they could make it applicable to their merger partner -- or they could make it inapplicable rather to their merger partner and not applicable to any other potential acquirer.

          Section 1715(c)3 further provides that fiduciary duties do not require directors to act solely because of the effect such action might have on an acquisition or potential acquisition of control, or the consideration that might be offered or paid to shareholders in such an acquisition.

          And finally, Section 1715(d) states that absent breach of fiduciary duty, lack of good faith or self-dealing, any act by the board of directors shall be presumed to be in the best interests of the corporation. In determining whether the general standard of care of Section 1712 has been satisfied, there shall be no greater obligation to justify or a higher burden of proof by a board of directors or individual directors relating to or affecting an acquisition or attempted acquisition of control than is applied to any other act by the board of directors.

          The statute goes on and say notwithstanding anything above, any act relating to an acquisition to which a majority of the disinterested directors shall have assented shall be presumed to satisfy the general standards of fiduciary care set forth in
Section 1712, unless it is proven by clear and convincing evidence that the disinterested directors did not assent to such act in good faith after reasonable investigation.

          I note that in this case the board of directors consists of 12 persons and all except one, Mr. LeVan, are under and by statutory definition disinterested directors, and obviously therefore that section of the statute is applicable in this case.

          Section 1716 reiterates that in considering the effects of any action, directors may consider the effects on stockholders, employees, suppliers, customers and the communities in which the officers and/or facilities are located and all pertinent factors, and that no factor need be predominant.

          In this case there has not been shown any type of lack of good faith after a reasonable investigation by any director so far as I have been able to determine from the evidence that has been presented, including any of the exhibits that have been presented, and clearly if there is any evidence at all of such of which I say I find absolutely none on the present record, it has not been proven by clear and convincing evidence. Although there may be some argument that the directors should have made some further inquiry, they have the right to rely on recommendations of corporate officers and those who negotiate on their behalf and by their committee by statute.

          For this reason alone, the grant of preliminary injunction as I see it may not be granted. Basically it seems to me that the plaintiffs are contending that the sole or at least the primary consideration by a board of directors in considering a competing offer by potential acquirers of the control of a corporation should be which competitor offers the best short-range price or profit for shareholders. Clearly Pennsylvania statutory law is expressly against such a contention.

          There have been allegations suggesting that the whole CSX-Conrail merger is being motivated by Mr. LeVan or because it would assure him by contract of certain higher personal income. I see nothing wrong with the merger agreement providing who will be the main executive officers for the first few years after the completion of the merger, and I think the witnesses who testified explained very clearly why it was really important that they have this assurance in order that the merger should succeed.

          I can see why the directors of Conrail might very well want to be sure that their existing top executive officer would continue in top management in the merged corporation, and that the first board of directors at least will consist equally of former CSX and former Conrail board members.

          It seems clear that the Pennsylvania statutes to which I have referred were enacted with the decisions of the Delaware State Courts and particularly Unicol Corporation v. Mesa Petroleum Corporation, and Revlon, Incorporation v. MacAndrews and Forbes Holdings, Incorporated, that they had that clearly in mind and in order to exclude those in similar decisions that seem to mandate or suggest that the primary or perhaps only consideration in a situation where there is an attempted takeover or a rival competition for a takeover or a merger between corporations is what is the best financial deal for the stockholders in the short term. And most of the evidence that has been presented in this case is based on the contention that somehow the offer that has been made by NS is a superior offer financially.

          Although those decisions may be fine for the shareholders whose only interest is that of a short-term financial investment to maximize their profits, it completely ignores the economic utility and value of corporations as a form of business enterprise that produces goods and services for the public and the national economy, in this case railroad services.

          Directors have the right to consider these matters, and by statute in Pennsylvania they have the right to consider all matters including not only the rights of



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shareholders and the financial interests of a shareholders, but these other so-called constituencies.

          It also has not been established certainly by clear and convincing evidence that the financial deal for the Conrail shareholders under the merger agreement will inevitably or in the long run prove less valuable than the offer by NS, assuming that the NS offer could go through.

          There are practical problems with the Unicol and Revlon line of cases as I see it, aside from their myopic view that because stockholders are at least in theory the owners of the corporation that only their interests should be considered or at a minimum must be given the highest priority and importance. The primary practical problem is that it replaces the discretion of corporate board of directors who hopefully are sophisticated practical business managers, and eventually under Unicol and those decisions places it in the hands of judges whose business judgment, however altruistic, is certainly apt to be less reliable than that of business managers.

          Other provisions of the Pennsylvania business corporate law further confirm that the board of directors have wide discretion in how to react to so-called takeover bids, such as that of NS. Section 1502(a)18 provides that directors may accept, reject, respond to or take no action



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in respect of an actual or proposed acquisition, tender offer, takeover or other fundamental change or otherwise.

          The committee notes to this section says in part that this section is intended to make clear in conjunction with Section 1721(a) that in the first instance the decision to accept or reject the merger or other similar proposal rests with the directors. It is not intended that there be a mandatory obligation to respond to a takeover proposal. It is intended to include among other things whether to adopt a poison pill plan and if a plan is or has been adopted, whether to redeem rights subject only to the general applicable business judgment rule.

          Section 2513 provides that securities issued, such as stock, may limit the rights of shareholders who own or offer to acquire a specified number or percentage of shares. The comment to
Section 2513 states that the section intends to expressly validate the adoption of poison pills including flip-in and flip-over plans such as are apparent in the poison pill plan applicable to Conrail. I also note in this case that the so-called poison pill plan was adopted in 1989, long before the present situation came into being.

          Also the CSX-Conrail merger was entered into before there was any NS proposal outstanding except that



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there had been some informal discussions, and it was known that NS might be interested.

          There is also a contention that somehow the CSX-Conrail merger unlawfully and unfairly coerces Conrail shareholders to tender their shares to Green Acquisition and to not offer the shares to Norfolk Southern's tender offer. So far as I can find, there is no case law, at least involving Pennsylvania state law, to support the so-called coercion theory of the type of merger proposed here.

          Stockholders of Conrail do have multiple options, and that is clear from the evidence. They may of course tender their shares and support the CSX-Conrail merger. If all tender their shares and the deal goes through as contemplated, shareholders would receive $110 in cash for 40 percent of their stock, and
1.85617 shares of CSX stock for each remaining share of Conrail stock. They could also tender their shares and sell 19.9 per cent of their stock, if all tendered, at $110 per share and then all or a majority of the shareholders could vote against the proposed opt-out of subchapter E. In that event I don't know what NS would do with the shares of stock which everyone agrees would be at a premium price based on the premium of acquiring control.



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          The evidence is clear that no one can really predict what
will be the outcome of the proposed vote on opting out of subchapter E. It has been suggested somehow that it is illegal or unlawful or unfair. I'm not sure what, that the new acquirer, CSX, be allowed to vote on that opting out of chapter E. It seems to me that all shareholders, if they are shareholders of record on the record date have the right under the law to vote on that matter and therefore I can see nothing wrong with them being allowed to do so if they at that time have acquired shares of stock in Conrail.

          Shareholders have other options. They can do nothing, as the board of directors and some of the witnesses who testified do not intend to do, and could retain their shares. If all did so, then the initial acquisition would fail utterly. Of course it is generally believed, although there is no evidence to establish this, but I would assume that it is probably a correct prognostication that there will be enough shares tendered to make the 19.9 percent.

          Conrail shareholders may also tender their shares to NS and hope that NS would be able to get their contingencies finally met by reason perhaps of insufficient tenders to the CSX offer. And if so, they might eventually receive $110 for all of their shares.



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          Shareholders can also, of course, sell their shares on
the open market and let others decide what is to the best financial advantage. With all of these options, some of which may be more profitable to them than others in the short term while others may, as some of the board of directors of both CSX and Conrail apparently hope and predict and anticipate may be more profitable in the long run.

          I do not see any coercion, but only several options, any of which will undoubtedly end up being a net return to most shareholders far in excess of whatever their original investment may have been.

          Under our laws, ordinarily corporations are operated by a board of directors. And the board of directors have rights to enter into certain contracts subject to limitations in their charter and in the charter of the corporation, to the extent that they are within their corporate powers and pursuant to the corporate business. There is nothing that has been called to my attention that is alleged to be beyond the board of directors' rights in entering into the CSX-Conrail merger agreement, despite arguments to the contrary.

          Under doctrines of ordinary contract law where a lawful contract is entered into there is a duty of fair



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dealing between the parties to carry out the terms of the
agreement. Although a breach of contract is not in itself unlawful in the sense of constituting a civil tort, a breach does make that breaching party subject to damages. In this case a break-up fee has been stipulated to, which may be analogous to an agreement for liquidated damages; that may or may not be too high, but that is certainly at this point purely a hypothetical situation as I see it until someone attempts to assert the right to claim a break-up fee, and then in conceivably could be litigated as to whether that was excessive or so unreasonable as to not be a proper term in the agreement.

          Although a breach of contract is not a tort, there is a tort of interference with contract. I am troubled that everyone seems to assume that Conrail would have the right, in fact it is contended that it has a duty to breach the essential terms of the contract of merger, which as I see it was properly entered into and contains no terms that are prohibited by Pennsylvania law, and that somehow they have the further right to sabotage the contract, that is that somehow the board of directors have not only a right, but a duty to somehow sabotage the contract by supporting the NS proposal. As I see it, they would have this right and perhaps duty only if the terms of the agreement are illegal




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or contrary to public policy. And, as I pointed out, each of the alleged illegalities appear to be authorized or at least not prohibited under Pennsylvania statutory law.

          I can find no principle difference between this and any other contract. I won't go into any examples that might be given, but it has been suggested that perhaps some different law should be applied to a merger situation because shareholders are affected. Obviously any contract that is entered into by a corporation that extends into the future may affect the corporation's net profits or losses and also, thereby, have effects; sometimes very disastrous effects, sometimes very fine effects for the shareholders' financial well being.

          Basically the law of Pennsylvania leaves decisions such as what is best for the corporation to be that of the duly elected board of directors rather than by second guessing by the courts. In this case I am sure that the board of directors of Conrail are in fact in a far better position than the courts to decide what is the best interest of the corporation, which is the test in Pennsylvania. The shareholders themselves are in the best position to decide which of the several options are best for them.

          Finally, it has been suggested that the Pennsylvania statutes that provide board of directors with



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broad discretion in deciding mergers and how to react to takeover bids were enacted to prevent two-tier, back-end mergers and takeovers of the type that are here contemplated. That argument of course is a possible argument, but I think that I am bound to follow what are the clear wording of the statutes. I think that it is clear from the Pennsylvania statutes, which are not ambiguous and have been argued to be ambiguous, that it is up to the board of directors and they alone, so long as they act in good faith after reasonable investigation, as to what is in the best interest of the corporation. And that the directors have every right to favor one competing bid over another and particularly have the right to resist hostile takeovers by such methods as poison pills, shareholders' rights, making recommendations to shareholders, favoring one proposed corporate party over the other, and using stock options in favor of one corporation over another, and include extensive so-called break-up fees. And certainly it seems to me that it can agree not to shop their proposal after signing a merger agreement, which is essentially what as I see it is the arguments made that somehow this merger should be enjoined at this stage of the proceeding.

          Again, let me repeat I am unable to find that the plaintiffs are likely to succeed on any of the claims for



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which they seek preliminary injunctive relief. I do not find that the grant of a preliminary injunction would be in the best interest of the public. A preliminary injunction would not maintain the status quo, which is one of the things it is supposed to do, but would radically alter the position of the parties. I do not find that there has been irreparable harm; as I pointed out before, that probably would not be required if there was a Williams Act violation, but I do not find that they have shown the probability of success on any of the Williams Act claims.

          One other feature, of course, this action, so far as the state law claims are filed, it is said that they are filed as representative actions on behalf of the corporation. I think it's very questionable whether injunctive relief would be appropriate in any event, because it seems to me that in the normal situation where there is a claim that the directors have violated their fiduciary duties it's a claim for monetary damages and not for equitable relief. That has not been argued in this case and I don't want to go into that at this time, but it is certainly a matter that would make it seem to me that it would be questionable whether equitable relief should be given.



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          Therefore, for the reasons that I have stated, all
requests and all present motions for preliminary injunctive relief will be and are denied.



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